UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 31, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 31, 2021

As of December 31, 2021 our net asset value (“NAV”) per common share is $11.82. This NAV per common share shall be effective until updated by us on or about June 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2021 [1]	June 30, 2021 [1]
ASSETS
Investments, at fair value	$75,922	$63,329
Real estate properties, at fair value	71,922	60,107
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	3,000	3,222
Non-real estate-related investments, at fair value	1,000	-
Current interest receivable [3]	-	-
Cash and cash equivalents [3]	10,864	15,099
Other assets	2,484	672
Total Assets	$89,270	$79,100

LIABILITIES
Accounts payable	$356	$336
Due to related party	10	1
Other liabilities	53	59
Redemptions payable	893	-
Total Liabilities	$1,312	$396

NET ASSETS CONSIST OF:
Fundrise eFund, LLC Members’ Equity:
Common shares: 7,438,855 and 6,792,177 shares outstanding, net of offering costs on December 31, 2021 and June 30, 2021, respectively	$79,227	$72,224
Retained earnings	1,363	1,223
Net adjustments to fair value	7,368	5,257
NET ASSETS	$87,958	$78,704
NET ASSET VALUE PER SHARE, 7,438,855 and 6,792,177 shares outstanding for the period ended December 31, 2021 and June 30, 2021, respectively [2]	$11.82	$11.59

[1] Estimated Balance Sheets as of December 31, 2021 and June 30, 2021.

[2] The total shares outstanding used in the computation of NAV per share is the estimated amount of shares immediately prior to the processing of any redemption requests outstanding as of December 31, 2021 and June 30, 2021, respectively.

[3] Certain amounts in the prior period’s estimated balance sheet have been reclassified to conform to the current presentation.

On January 1, 2022, the Company declared that its NAV as of December 31, 2021 is $11.82 per common share. This NAV per common share shall be effective until updated by us on or about June 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2022 the per share purchase price of our common shares will be $11.82 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2022, unless updated by us prior to that time. Redemptions of common shares shall be made pursuant to our redemption plan based on the then-current NAV per common share.

Beginning on January 1, 2022, the Company’s phase is set at ramping up.

Share Redemption Plan Status

During the semi-annual period ended December 31, 2021, we redeemed approximately 242,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2018 to December 31, 2021.

Date	NAV Per Share
December 31, 2018	$10.34
June 30, 2019	$10.44
December 31, 2019	$10.74
June 30, 2020	$10.92
November 30, 2020	$11.44
June 30, 2021	$11.59
December 31, 2021	$11.82

Real Estate Performance

The Company experienced a write up in NAV due mainly to increases in the value of the directly owned single-family homes driven by (among other things) increased demand for well-located housing particularly in the Los Angeles market.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:         January 3, 2022